TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES

(Dollars in thousands, except ratios)

	1998	1999(1)	2000(2)	2001(3)	2002(4)

Net income (loss)	$25,280	$(33,410)	$(12,722)	$(6,923)	$(67,978)

Amortization of capitalized interest	40	174	216	215	242

Extraordinary item, net of taxes	-	1,830	(715)	-	10,998

Income tax expense (benefit)	11,804	(15,785)	(5,332)	(3,317)	14,550

Earnings (loss) from continuing operations
before income taxes	$37,124	$(47,191)	$(18,553)	$(10,025)	$(42,188)

Fixed charges

Interest on long-term debt expensed	$27,696	$31,987	$29,883	$26,232	$28,432

Interest on long-term debt capitalized	4,060	1,206	-	156	737

Amortization of deferred
financing costs	1,784	1,632	1,388	1,366	1,127

Estimated portion of rental expense
attributable to interest	60	72	65	69	125

Total fixed charges	$33,600	$34,897	$31,336	$27,823	$30,421

Earnings (loss) from continuing operations
before income taxes and fixed charges,
except capitalized interest	$66,664	$(13,500)	$12,783	$17,642	$(12,504)

Ratio of earnings to fixed charges	2.0	-	-	-	-

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.4 million.

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.6 million.

(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million.

(4) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $42.9 million.